203 Hoehyon-dong 1-ga, Chung-gu,
Seoul 100-792, Korea
Tel: 82.2.2125.2000
Fax: 82.2.2125.2293
http://www.woorifg.com
December 30, 2010
VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Attention:	Ms. Cecelia Blye Chief, Office of Global Security Risk
Re:	Woori Finance Holdings Co., Ltd. Form 20-F for the Fiscal Year Ended December 31, 2009 Filed June 25, 2010 File No. 1-31811
Dear Ms. Blye:
     Reference is made to your letter dated December 1, 2010 (the “Comment Letter”) addressed to Woori Finance Holdings Co., Ltd. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2009, which was filed with the Commission on June 25, 2010 (the “2009 Annual Report”). We would like to thank you for your review of the 2009 Annual Report.
     We set forth in this letter our responses to the comments in your letter. The Staff’s comments are set forth below in italics for ease of reference.
General
1.	We are aware of publicly-available information that the South Korean government has authorized your banking subsidiary, Woori Bank, to enter into an agreement with the Central Bank of Iran so that the latter can open an account with Woori Bank to facilitate trade between South Korea and Iran. We also note that the Central Bank of Iran is included in the Specially Designated Nationals (“SDN”) List of the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). In addition, we are aware of October 2010 news reports that Woori Bank is representing the creditors of Daewoo Electronics in signing an agreement with Iran’s Entekhab Industrial Group in relation to the latter’s acquisition of Daewoo Electronics. Iran is identified by the U.S. Department

Ms. Cecilia Blye
Securities and Exchange Commission, p. 2
of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls.

Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Iran whether through subsidiaries, joint ventures, or other direct or indirect arrangements. Your response should [include] information regarding contacts with the Iranian government or entities affiliated with, or controlled by, that government. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received. Finally, discuss the applicability of Section 104 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to your activities related to Iran.

2.	Please discuss the materiality of your business activities in, and other contacts with, Iran, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran. In this regard, please also address the potential impact of your association with the Central Bank of Iran, which is included in the SDN List.
Response
     The Company is a financial holding company domiciled in, and organized under the laws of, the Republic of Korea (“Korea”), with a substantial majority of its operations located in Korea. The Company does not have any offices, subsidiaries, affiliates or joint ventures located in Iran or joint ventures with Iranian national or corporations. As described in further detail below, the Company believes that its business activities and dealings with Iran are not material to its overall business and do not constitute a material investment risk for its security holders, notwithstanding that Iran has been identified as a state sponsor of terrorism by the U.S. State Department and is subject to U.S. economic sanctions and export controls. The Company has considered both quantitative and qualitative factors in reaching this conclusion.
     In addition, the Company has adopted policies and procedures designed to ensure compliance with Korea’s sanctions program targeting Iran, which was implemented by the government of Korea (the “Korean Government”) in accordance with the series of relevant resolutions adopted by the United Nations Security Council, and related banking transaction settlement guidelines implemented by the Korean Federation of Banks in light of Korea’s Iran

Ms. Cecilia Blye
Securities and Exchange Commission, p. 3
sanctions program as well as sanctions and restrictions imposed by other nations, including the United States.
Activities relating to the Central Bank of Iran’s accounts at Woori Bank
     Woori Bank, a wholly-owned commercial banking subsidiary of the Company, operates certain accounts for Bank Markazi Jomhouri Islami Iran (the “Central Bank of Iran” or “CBI”), which were opened at Woori Bank by CBI pursuant to a service agreement entered into by Woori Bank and CBI in September 2010 in connection with a proposal by the Korean Government to facilitate legitimate trade between Korea and Iran through Won-denominated settlement accounts to be opened by CBI at certain Korean banks for such purpose. Such proposal of the Korean Government was part of an announcement by the Korean Government in September 2010 of broad sanctions implementation guidelines covering financial, trade, transportation and energy-related activities with Iran.
     The accounts opened by CBI (the “Accounts”) at Woori Bank consist of Won-denominated accounts used for the settlement of exports of goods to Iran by Korean exporters and Won, U.S. Dollar, Euro and Japanese Yen-denominated accounts used for the settlement of imports of crude oil from Iran by Korean importers. By the terms of the service agreement between Woori Bank and CBI, settlement of export and import transaction payments through the Accounts is effected by crediting or debiting the relevant amount to or from the applicable Accounts while a corresponding payment of funds is made to or from an Iranian bank by CBI, and generally does not involve any actual transfer of the relevant funds from the Accounts at Woori Bank to CBI’s accounts in Iran or elsewhere for such settlement. It is also the policy of Woori Bank to disclose beneficiary and remitter identifying information to correspondents. The applicable laws and regulations and banking guidelines of Korea require that trade transactions between Korean and Iranian parties be subject to prior certification and clearance by relevant Korean governmental authorities (or organizations designated thereby, such as the Bank of Korea and the Korea Strategic Trade Institute), to ensure compliance with Korean economic sanctions and export controls against Iran. Korea’s Iran sanctions and export controls prohibit, among other things, sales of goods that would facilitate the maintenance or expansion of Iran’s domestic production of refined petroleum products or its ability to import refined petroleum products, investments to enhance Iran’s ability to develop petroleum resources, and transactions that would facilitate Iran’s efforts to acquire weapons of mass destruction or support for terrorist activities, as well as transactions with persons or entities listed in the Korean Government’s list of sanctioned parties for financial transactions (which includes entities and persons covered by relevant United Nations Security Council resolutions and others specified by the Korean Government, such as the Iranian Revolutionary Guard Corps and its affiliates as well as Iranian financial institutions designated under the Nonproliferation of Weapons of Mass Destruction or Specially Designated Global Terrorist programs of OFAC and listed in the SDN List maintained by OFAC in connection therewith). Settlement of payments through the Accounts and deposits into or withdrawals from the Accounts are not permitted without such prior certification and clearance. Consequently, the Company believes that its activities described above would not be deemed sanctionable under Section 104 of the Comprehensive Iran Sanctions, Accountability,

Ms. Cecilia Blye
Securities and Exchange Commission, p. 4
and Divestment Act of 2010 (“CISADA”) and the Iran Financial Sanctions Regulations issued by the U.S. Secretary of the Treasury thereunder (the “IFSR”).
     The aggregate amount of export and import transactions with Iran settled through the Accounts since the opening of the Accounts in October 2010 totaled approximately US$691 million,1 substantially all of which were settled in Won and the remainder of which were settled in Japanese Yen. During such period, Woori Bank has received fees in connection with the Accounts of approximately US$5,500, which represent significantly less than 0.01% of Woori Bank’s total revenues under accounting principles generally accepted in Korea (“Korean GAAP”) for such period. As of November 30, 2010, the aggregate amount of funds held in the Accounts (substantially all of which were held in Accounts denominated in Won and the remainder of which were held in an Account denominated in Japanese Yen) represented less than 0.2% of Woori Bank’s total liabilities under Korean GAAP as of such date.
Activities relating to export-import financing and international money transfer services involving Iran
     The Company, through its commercial banking subsidiaries Woori Bank, Kwangju Bank and Kyongnam Bank, has historically provided export-import financing services (primarily through purchase of promissory notes securing export transactions from Korea and, to a lesser extent, issuance of letters of credit for Korean importers) in connection with export-import transactions between Korean and Iranian parties and international money transfer services for fund transfers to and from Iranian banks (or third party banks in other countries for the benefit of Iranian parties) in connection with commercial transactions with or investments in Iran by Korean companies. In light of recent regulatory developments in general and the enactment of CISADA in July 2010 in particular, the Company has substantially ceased its activities relating to such export-import financing involving Iran and such international money transfer services with Iranian banks, beginning in the second half of 2010.
     In connection with the Company’s export-import financing and international money transfer transactions relating to Iran described above, the Company has generally treated its clients and counterparties in such transactions as high risk from a risk management perspective and has maintained policies and procedures calling for heightened scrutiny of such clients and counterparties and their activities, including centralized review of potentially problematic parties and transactions (such as transactions identified by screening Iranian counterparties against the SDN List maintained by OFAC) by the main office of Woori Bank, Kwangju Bank and Kyongnam Bank for all such Iran-related transactions executed by such commercial banking subsidiary. In addition, as noted above, the applicable laws and regulations and banking guidelines of Korea require that trade transactions between Korean and Iranian parties be subject

[1]	For ease of reference, figures are provided in U.S. Dollar equivalents regardless of the underlying currency of the relevant transactions.

Ms. Cecilia Blye
Securities and Exchange Commission, p. 5
to prior certification and clearance by relevant Korean governmental authorities (or organizations designated thereby, such as the Bank of Korea and the Korea Strategic Trade Institute) to ensure compliance with Korean economic sanctions and export controls against Iran, which are substantially similar to the restrictions imposed under CISADA and the IFSR. Since the underlying export-import and other commercial transactions will generally be subject to such prior certification and clearance, the Company believes that any residual activities relating to export-import financing and international money transfer services involving Iran in which the Company may engage would not be deemed sanctionable under Section 104 of CISADA and the IFSR.
     The Company’s historical export-import financing activities relating to Iran included limited extensions of credit and financing to Korean exporters of goods and services to Iran, including purchase of promissory notes securing export transactions. All disbursements of such Iran-related credits were made directly to the Korean exporters. The Company’s extensions of credit relating to exports of Korean goods and services to Iran totaled approximately US$313 million during 2007, US$387 million during 2008, US$257 million during 2009 and US$146 million during the nine month period ended September 30, 2010. Such amounts represented approximately 0.1%, 0.2%, 0.1% and 0.1% of the Company’s total assets under Korean GAAP as of December 31, 2007, December 31, 2008, December 31, 2009 and September 30, 2010, respectively. In addition, the Company also provided limited extensions of credit and financing to Korean importers of goods (mainly crude oil) from Iran through issuance of letters of credit on behalf of such importers. Such issuances of letters of credit totaled approximately US$82 million during 2007, none during 2008, US$0.04 million during 2009 and US$2 million during the nine month period ended September 30, 2010. Such amounts represented significantly less than 0.1% of the Company’s total assets under Korean GAAP as of December 31, 2007, December 31, 2008, December 31, 2009 and September 30, 2010, respectively. To the best of the Company’s knowledge, none of the export-import transactions between Korea and Iran and commercial transactions with or investments in Iran by Korean companies for which the Company has provided export-import financing or international money transfer services involved sales of goods or services or investments relating to the acquisition or production of weapons or munitions or support for terrorist activities. The Company’s total interest and fee revenues from all Iran-related export-import financing and international money transfer services totaled approximately US$0.3 million in 2007, US$0.5 million in 2008, US$0.2 million in 2009 and US$0.1 million in the nine month period ended September 30, 2010, which represented significantly less than 0.01% of the Company’s total revenues under Korean GAAP in each of 2007, 2008, 2009 and the first nine months of 2010, respectively.

Ms. Cecilia Blye
Securities and Exchange Commission, p. 6
Activities relating to the sale of Daewoo Electronics by its creditors to Entekhab Industrial Group of Iran
     Woori Bank is one of the main creditors of Daewoo Electronics (“Daewoo”), a Korean consumer electronics and white goods manufacturer which has been in a debt workout program under the control of its creditors, and currently holds approximately 5.5% of Daewoo’s outstanding shares. In its capacity as a lead creditor representing the Daewoo creditors’ council, Woori Bank has been involved in managing the corporate rehabilitation process of Daewoo, including the negotiation of the proposed sale of the creditors’ stake in Daewoo (the “Daewoo Sale”) with Entekhab-e Tejarat-e Bartar Investment Co. (“Entekhab-e”), an affiliate of Entekhab Industrial Group (“EIG”), which was selected as the preferred bidder in the auction process for the Daewoo Sale. In November 2010, D&A Holding Co. Pte. Ltd (“D&A Holdings”), an entity incorporated under the laws of Singapore whose largest shareholder is Mr. Mohammad Reza Dayani (the largest shareholder and chief executive officer of EIG), entered into a definitive purchase agreement with Daewoo’s creditors regarding the Daewoo Sale. To the best of the Company’s knowledge, none of Entekhab-e, EIG, Mohammad Reza Dayani and D&A Holdings is included in the SDN List maintained by OFAC or is otherwise subject to sanctions under the relevant resolutions of the United Nations Security Council. The closing of the Daewoo Sale, which is subject to customary closing conditions, is expected to occur in the first quarter of 2011.
     As of September 24, 2010, the date on which the voting rights of the Daewoo creditors with respect to the Daewoo Sale were initially determined, the Company held (through its subsidiaries on an aggregate basis) approximately US$25 million of Daewoo’s outstanding shares, which are held by Woori Bank, Woori Financial and Woori F&I, and had extended credit totaling approximately US$139 million to Daewoo through Woori Bank as well as two affiliates of the Company, Woori EA First Asset Securitization Speciality (which is 40% owned by Woori F&I) and Woori BC Pegasus Asset Securitization Specialty (which is 30% owned by Woori F&I). The combined amount of such Daewoo shares and credits held by the Company represented less than 0.1% of the Company’s total assets under Korean GAAP as of September 30, 2010. The Company’s expected proceeds from the sale of such Daewoo shares and credits through the Daewoo Sale amount to approximately US$112 million, which represents less than 0.1% of the Company’s total assets under Korean GAAP as of September 30, 2010.
     Daewoo maintains controls to ensure compliance with local export regulations, including those established by Korea, whose export control rules for “dual-use” goods are based on the Wassenaar Arrangement’s List of Dual-Use Goods and Technologies. To the best of the Company’s knowledge, Daewoo, as a manufacturer of consumer electronics and white goods products, does not produce any products or possess any equipment or technology intended for the development of weapons and does not sell dual-use products or possess dual-use technology as defined under the Wassenaar Arrangement. Furthermore, the Daewoo Sale was subjected to the review and clearance of the Korea Strategic Trade Institute with regard to potential issues under Korean export controls on strategic goods. Accordingly, the Company does not believe that there is a possibility that the sale of Daewoo to D&A Holdings would contribute to weapons development or terrorist-sponsoring activities by Iran in any material respect. In light of the

Ms. Cecilia Blye
Securities and Exchange Commission, p. 7
foregoing, the Company believes that its activities in connection with the Daewoo Sale would not be deemed sanctionable under Section 104 of CISADA and the IFSR.
     In connection with the above, a portion of the Daewoo Sale is to take the form of the assignment of short- and long-term loans and debt securities held by the Daewoo creditors to other Korean banks in exchange for new funding to be provided by such Korean banks to Daewoo pursuant to the restructuring of such loans and debt securities. Kwangju Bank, a wholly-owned commercial banking subsidiary of the Company, has provided a commitment letter to Daewoo in connection with such proposed funding and loan restructuring, under which Kwangju Bank has committed to provide approximately US$9 million to Daewoo as new funding, which amount will be provided to Daewoo in Korea in Won. Other than the proposed Won funding to be provided by Kwangju Bank to Daewoo, the Company does not plan to provide any funding or extension of credit to any party in connection with the Daewoo Sale.
Conclusion
     Given the limited nature of the Company’s activities related to Iran and the Company’s policies and procedures designed to ensure compliance with Korea’s Iran sanctions program, as described above, the Company believes that its activities related to Iran do not pose any material risk to the reputation of the Company or any material investment risk for the Company’s security holders and cannot be expected to have a material influence on a reasonable investor’s decision to invest in the Company’s securities, taking both quantitative and qualitative factors into account. As a non-U.S. company headquartered in Korea, engaged principally in providing financial services to Korean companies and nationals, the Company believes that its investors would not regard its limited activities relating to Iran in support of Korean companies as presenting a material risk to the Company’s reputation or share value.
     The Company has taken note that various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism, including Iran. However, given the limited nature of the Company’s activities related to Iran and the policies and procedures implemented in relation thereto (including the controls and procedures that apply to the Company’s activities relating to CBI to ensure compliance with Korea’s Iran sanctions program and, consequently, the relevant United Nations Security Council resolutions), the Company does not believe that such activities would be regarded as “doing business with a state sponsor of terrorism.” The Company has no indication of the investment or divestment activities of the aforementioned state and municipal governments, universities, and other investors other than in the ordinary course of business. Therefore, the Company does not believe that the initiatives referenced in the Comment Letter have any actual or potential material impact on the Company’s business or financial condition, although the Company recognizes that some current or prospective investors may have or come to have the sentiments to which the Staff refers and respects those views.
*     *     *     *     *

Ms. Cecilia Blye
Securities and Exchange Commission, p. 8
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We sincerely hope that the response set forth above adequately addresses the Staff’s comments. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Woo Seok Seong at (822)-2125-2110 (fax: (822)-2125-2293), or to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Yong G. Lee at (852)-2532-3723
(fax: 852-2160-1001).

Sincerely,

/s/ Pal Seung Lee
Pal Seung Lee Chairman and Chief Executive Officer

cc:	Todd Schiffman Assistant Director Division of Corporation Finance

Pradip Bhaumik Special Counsel Office of Global Security Risk

Yong G. Lee Cleary Gottlieb Steen & Hamilton LLP